Exhibit 28.1
                                              FOR IMMEDIATE RELEASE
                                              JULY 16, 2002
                                              FOR ADDITIoNAL INFORMATION
                                              CONTACT:  RANDY J. SIZEMORE
                                                        SR VICE PRESIDENT, CFO
                                                        (260) 358-4680


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES SECOND QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $324,000 ($0.22 per diluted share) for the Company's second quarter ended June 30, 2002 compared to net income of $515,000 ($0.33 per diluted share) for the second quarter ended June 30, 2001, a decrease in net income of $191,000 or 37.1%. Sequentially, the second quarter 2002 net income is $29,000 or 8.2% lower than the first quarter ended March 31, 2002. The current three months earnings represents an annualized return on average assets (ROA) of 0.56% and a return on average equity (ROE) of 4.91% as compared to an ROA of .84% and an ROE of 7.73% for the three months ended June 30, 2001.

Stephen E. Zahn, President and Chief Executive Officer, attributes the decrease in second quarter earnings for June 30, 2002 compared with June 30, 2001 to the following: increased loan loss provisions, a decline in the company's net interest margin, losses recognized on the sale of loans, and an increase in noninterest expenses between the two periods. Provision for loan losses increased to $175,000 during the second quarter of 2002 compared to $100,000 during the same quarter of 2001 as the company continued to monitor asset quality and overall market conditions in general. NEIB's ratio of reserves to total loans was 1.28% at June 30, 2002, an increase from 1.17% at June 30, 2001. "We have continued to see a decline in the asset quality of certain segments of the loan portfolio, which has led to both the increased provision and the net losses recognized on the sale of loans of ($35,000) for the current quarter as compared to lower provisions and net gains on the sale of loans of $18,000 during the second quarter of the prior year", according to Mr. Zahn. The company's net interest margin was 2.87% for the quarter ended June 30, 2002, a decline from the 2.95% for the June 30, 2001 quarter end. The 2.87% does represent a slight improvement over the 2.84% attained for the first quarter of 2002, a sign that a positive trend is occurring in the current fiscal year. Noninterest expenses increased $78,000 to $1.25 million for the period ended June 30, 2002 as compared to $1.17 million for the period ended June 30, 2001 mainly due to increases in both salaries and other operating expenses.

Results for the first half of the year showed net interest income at $3.18 million for the six months ended June 30, 2002 compared to $3.37 million for the six months ended June 30, 2001, a 5.8% decrease. The net interest margin for the six months ended June 30, 2002 of 2.85% has decreased

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compared to the same period in 2001 of 2.91%.  This  decrease is due to both the decline in loans receivable between periods and the lower yields currently available on alternative uses of funds such as interest earning deposits in correspondent banks and security investments.

Net income for the six months ended June 30, 2002 was $677,000 ($0.46 per diluted share) compared to $908,000 ($0.58 per diluted share) for the six months ended June 30, 2001. ROE for the six months ended June 30, 2002 was 5.14% compared to 6.80% for the same period of 2001.

Total assets at June 30, 2002 of $225.3 million compared to December 31, 2001 assets of $238.4 million reflects a 5.5% decrease. Asset reduction at June 30, 2002 compared to December 31, 2001 was due to a decrease in loan volume, selling long-term fixed rate residential mortgages to the secondary market and continued efforts to reposition the company's liabilities by allowing out of area time deposits to leave at their maturity dates.

Shareholder's equity at June 30, 2002 was $26.6 million compared to $26.3 million at December 31, 2001, a 1.1% increase. The company repurchased 7,000 shares of treasury stock, at an average cost of $15.69, for a total cost of approximately $110,000 during the quarter ended June 30, 2002. These repurchases help leverage Northeast Indiana Bancorp's remaining equity and tend to improve return on shareholder's equity. Northeast Indiana Bancorp has approximately 70,000 shares that may be repurchased under the current stock repurchase program, which was previously announced.

The book value of NEIB's stock was $17.14 per share as of June 30, 2002. The number of outstanding shares was 1,549,743. The last reported trade of the stock on July 15, 2002 was $14.30 per share. This represents a 14.4%increase over the closing price of $12.50 per share on December 31, 2001.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The Company is traded on the Nasdaq National Market under the symbol "NEIB".

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.



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
                                                      NORTHEAST INDIANA BANCORP
                                             CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                            (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                            CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                               ASSETS                                                  June 30,        December 31,
                                                                                                       --------        ------------
                                                                                                         2002              2001
                                                                                                         ----              ----
Interest-earning cash and cash equivalents                                                           $ 10,571,630      $ 23,541,599

Noninterest earning cash and cash equivalents                                                           2,147,248         2,750,133
                                                                                                     ------------     -------------
   Total cash and cash equivalents                                                                     12,718,878        26,291,732
Securities available for sale                                                                          44,302,759        39,365,026
Securities held to maturity estimated market value of $266,000 and $306,000 at  June 30, 2002 and
December 31, 2001                                                                                         266,000           306,000
Loans held for sale                                                                                       272,563         1,543,422
Loans receivable, net of allowance for loan loss June 30, 2002 $2,067,072 and December 31, 2001
$1,954,900                                                                                            159,856,733       162,830,186

Accrued interest receivable                                                                               711,379           753,000
Premises and equipment                                                                                  2,246,774         2,298,102
Investments in limited liability partnerships                                                           1,465,399         1,546,177
Other assets                                                                                            3,453,415         3,460,884
                                                                                                     ------------      ------------
    Total Assets                                                                                     $225,293,900      $238,394,529
                                                                                                     ============      ============
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                              126,912,036       137,030,011
Borrowed Funds                                                                                         70,655,079        73,966,411
Accrued interest payable and other liabilities                                                          1,166,505         1,117,069
                                                                                                     ------------      ------------
    Total Liabilities                                                                                 198,733,620       212,113,491
                                                                                                     ------------      ------------

Retained earnings - substantially restricted                                                           26,560,280        26,281,038
                                                                                                     ------------      ------------
    Total Liabilities and Shareholder's Equity                                                       $225,293,900      $238,394,529
                                                                                                     ============      ============

-----------------------------------------------------------------------------------------------------------------------------------

                                           CONSOLIDATED STATEMENTS OF INCOME


                                                             Three Months Ended                  Six Months Ended
                                                                   June 30,                           June 30,
                                                            2002              2001             2002             2001
                                                            ----              ----             ----             ----
Total interest income                                   $ 3,628,774       $ 4,539,780      $ 7,383,076       $ 9,075,440
Total interest expense                                    2,039,612         2,814,844        4,205,620         5,702,361
                                                        -----------       -----------      -----------       -----------
   Net interest income                                  $ 1,589,162       $ 1,724,936      $ 3,177,456       $ 3,373,079
---------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                   175,000           100,000          392,300           250,000
   Net interest income after provision for
   Loan losses                                          $ 1,414,162       $ 1,624,936      $ 2,785,156       $ 3,123,079
                                                        -----------       -----------      -----------       -----------
   Net realized gain(loss) on sale of securities            (10,535)               --          (10,535)               --
  Net realized gain (loss) on sale of loans                 (35,136)           17,556            9,920            48,816
  Other                                                     293,309           282,057          551,041           537,081
---------------------------------------------------------------------------------------------------------------------------
Total noninterest income                                    247,638           299,613          550,426           585,897
                                                        -----------       -----------      -----------       -----------
Total noninterest expenses                                1,252,437         1,174,652        2,455,233         2,406,003
---------------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                     $   409,363       $   749,897      $   880,349       $ 1,302,973
---------------------------------------------------------------------------------------------------------------------------
Income tax expenses                                          85,476           234,660          203,238           395,035
                                                        -----------       -----------      -----------       -----------
     Net Income                                         $   323,887       $   515,237      $   677,111       $   907,938
                                                        ===================================================================



                                                  NORTHEAST INDIANA BANCORP
                                         CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                        (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                             SELECTED FINANCIAL DATA


                                                                     Three Months Ended                      Six Months Ended
                                                                           June 30,                               June 30,
                                                                   2002               2001               2002               2001
                                                                   ----               ----               ----               ----
Basic Earnings per share                                           0.22               0.33               0.46               0.58
Dilutive Earnings per share                                        0.22               0.33               0.45               0.57
Net interest margin                                                2.87%              2.95%              2.85%              2.91%
Return on average assets                                           0.56%              0.84%              0.58%              0.75%
Return on average equity                                           4.91%              7.73%              5.14%              6.80%
Average shares outstanding- primary                           1,454,996          1,556,315          1,460,195          1,574,536
Average shares outstanding- diluted                           1,483,310          1,574,531          1,504,366          1,601,366




                                                                                                            At June 30,
                                                                                                      2002                2001
                                                                                                      ----                ----
Total non- performing assets as a % of total assets                                                      2.78%              3.09%
Stockholders' equity as a % of total assets                                                             11.79%             11.01%
Book value per share                                                                               $    17.14         $    16.30
Common shares outstanding- EOP                                                                      1,549,743          1,625,036
